CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2017 AND 2016

(Expressed in thousands of Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Northern Dynasty Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which indicates that the Company incurred a consolidated net loss of $64.9 million during the year ended December 31, 2017 and, as of that date, the Company’s consolidated deficit was $471.0 million. As stated in Note 1 to the financial statements, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that raise substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 29, 2018

We have served as the Company’s auditor since 2009.

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2017	2016

ASSETS

Non-current assets
Restricted Cash	6(b)	757	–
Mineral property, plant and equipment	4	$133,711	$142,472
Total non-current assets		134,468	142,472

Current assets
Amounts receivable and prepaid expenses	5	994	679
Cash and cash equivalents	6(a)	67,158	7,196
Total current assets		68,152	7,875

Total Assets		$202,620	$150,347

EQUITY

Capital and reserves
Share capital	7	$513,304	$452,132
Reserves		95,168	102,821
Deficit		(470,971)	(406,106)
Total equity		137,501	148,847

LIABILITIES

Non-current liabilities
Non-refundable early option price installment	3	47,149	–
Trade and other payables	9	6,650	–
Total non-current liabilities		53,799	–

Current liabilities
Payables to related parties	8	1,052	240
Trade and other payables	9	10,268	1,260
Total current liabilities		11,320	1,500

Total liabilities		65,119	1,500

Total Equity and Liabilities		$202,620	$150,347

Commitments (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company’s behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2017	2016

Expenses
Exploration and evaluation expenses	4, 11	$22,594	$7,935
General and administrative expenses	11	9,384	6,729
Legal, accounting and audit		26,358	9,442
Share-based compensation	7(d)-(f)	5,858	2,995
Loss from operating activities		64,194	27,101
Foreign exchange loss (gain)		1,133	(43)
Interest income		(462)	(33)
Amount receivable written off		–	15
Gain on sale of available-for-sale financial assets		–	(70)
Loss on sale of plant and equipment		–	23
Loss before tax		64,865	26,982
Deferred Income tax (recovery) expense		–	–
Net loss		$64,865	$26,982

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	4, 7(g)	8,299	4,246
Derecognition of available-for-sale financial assets		–	(105)
Other comprehensive loss		$8,299	$4,141

Total comprehensive loss		$73,164	$31,123

Basic and diluted loss per common share	10	$0.22	$0.11

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2017	2016

Operating activities
Net loss		$(64,865)	$(26,982)
Non-cash or non operating items
Amount receivable written off		–	15
Depreciation		176	205
Gain on disposal of available-for-sale financial assets		–	(70)
Gain on sale of surplus site inventory		–	(11)
Loss on sale of plant and equipment		–	23
Interest earned on cash		(462)	(33)
Non-current legal fees payable		6,865	–
Share-based compensation		5,858	2,995
Unrealized exchange loss		511	68
Changes in working capital items
Restricted cash	6(b)	(796)	453
Amounts receivable and prepaid expenses		(317)	405
Trade and other payables		9,618	(645)
Payables to related parties		393	(437)

Net cash used in operating activities		(43,019)	(24,014)

Investing activities
Acquisition of plant and equipment		(473)	–
Proceeds from disposal of available-for-sale financial assets		–	1,754
Proceeds from sale of surplus site inventory		–	11
Interest received on cash and cash equivalents		414	33
Net cash (used in) from investing activities		(59)	1,798

Financing activities
Net proceeds from prospectus financing	7(b)	–	16,030
Net proceeds from private placement	7(b)	–	1,967
Net proceeds from bought deal financing	7(b)	45,887	–
Cash settlement of equity-settled restricted share units	7(f)	(1,098)	–
Witholding taxes paid on equity-settled restricted share units	7(f)	(30)	–
Non-refundable early option price installment	3	48,308	–
Proceeds from the exercise of share purchase options	7(c)-(d)	1,803	611
Proceeds from the exercise of warrants	7(c)	9,817	3,363
Net cash from financing activities		104,687	21,971

Net increase in cash and cash equivalents		61,609	(245)
Effect of exchange rate fluctuations on cash and cash equivalents		(1,647)	(68)
Cash and cash equivalents - beginning balance		7,196	7,509

Cash and cash equivalents - ending balance	6(a)	$67,158	$7,196

Supplementary cash flow information (note 6(a))

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
					Foreign
				Equity settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants		Total
		(note 7(a))	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	equity

Balance at January 1, 2016		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980
Shares issued pursuant to private placement, net of transaction costs	7(b)	4,444,376	1,264	–	–	–	–	–	1,264
Shares issued pursuant to prospectus financing, net of transaction costs	7(b)	38,000,000	10,347	–	–	–	–	–	10,347
Shares issued on exercise of options per option plan	7(d)	548,869	503	–	–	–	–	–	503
Shares issued upon exercise of options not under option plan	7(c)	376,000	132	–	–	–	–	–	132
Shares issued upon exercise of warrants	7(c)	5,560,940	3,363	–	–	–	–	–	3,363
Warrants issued pursuant to private placement, net of transaction costs	7(b)	–	–	–	–	–	703	–	703
Warrants issued pursuant to prospectus financing, net of transaction costs	7(b)	–	–	–	–	–	5,683	–	5,683
Fair value allocated to shares issued on options exercised per plan	7(d)	–	266	(266)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	7(c)	–	98	–	–	–	(98)	–	–
Fair value and costs allocated to share capital on exercise of warrants		–	1,090	–	–	–	(1,090)	–	–
Share-based compensation	7(d)-(f)	–	–	2,995	–	–	–	–	2,995
Net loss		–	–	–	–	–	–	(26,982)	(26,982)
Other comprehensive (loss) income net of tax		–	–	–	(4,246)	105	–	–	(4,141)
Total comprehensive loss									(31,123)

Balance at December 31, 2016		270,869,561	$452,132	$58,926	$36,233	$(2)	$7,664	$(406,106)	$148,847

Balance at January 1, 2017		270,869,561	$452,132	$58,926	$36,233	$(2)	$7,664	$(406,106)	$148,847
Shares issued pursuant to bought deal financing, net of transaction costs	7(b)	20,240,000	45,887	–	–	–	–	–	45,887
Shares issued on exercise of options per option plan	7(d)	1,277,200	1,756	–	–	–	–	–	1,756
Shares issued on exercise of options not under option plan	7(c)	118,800	47	–	–	–	–	–	47
Shares issued upon exercise of warrants	7(c)	15,710,201	9,817	–	–	–	–	–	9,817
Shares issued pursuant to restricted share unit plan	7(f)	22,094	49	(49)	–	–	–	–	–
Cash settlement of tax on issue of equity-settled restricted share units	7(f)	–	–	(30)	–	–	–	–	(30)
Cash settlement of equity-settled restricted share units	7(f)	–	–	(1,098)	–	–	–	–	(1,098)
Fair value allocated to shares issued on options exercised per plan	7(d)	–	822	(822)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	7(c)	–	44	–	–	–	(44)	–	–
Fair value and costs transferred to share capital on exercise of warrants	7(c)	–	2,750	–	–	–	(2,750)	–	–
Fair value transferred to reserve on expiry of warrants	7(c)	–	–	38	–	–	(38)	–	–
Share-based compensation	7(d)-(f)	–	–	5,439	–	–	–	–	5,439
Net loss		–	–	–	–	–	–	(64,865)	(64,865)
Other comprehensive loss net of tax		–	–	–	(8,299)	–	–	–	(8,299)
Total comprehensive loss									(73,164)

Balance at December 31, 2017		308,237,856	$513,304	$62,404	$27,934	$(2)	$4,832	$(470,971)	$137,501

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the New York Stock Exchange-MKT (“NYSE-MKT”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements (“Financial Statements”) of the Company as at and for the year ended December 31, 2017, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US Dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2017, the company raised gross proceeds of US$37,440 ($49,067) through a bought deal financing (note 7(b)), $11,620 from the exercise of share purchase options and warrants (notes 7(c)-(d)) and received an early option price installment of US37,500 ($48,308) (note 3).

As at December 31, 2017, the Group has $67,158 in cash and cash equivalents for its operating requirements. The Group incurred a net loss of $64,865 and $26,982 during the years ended December 31, 2017 and 2016, respectively and had a deficit $470,971 as at December 31, 2017. The Group is required to utilize the non-refundable early price installment funds (note 3) solely for permitting related expenditures at the Pebble Project. The Group has prioritized the allocation of the remaining available financial resources to meet key corporate expenditure requirements in the near term. Additional financing will be required for working capital for the Company as well as to progress any material expenditures at the Pebble Project in 2018 should there be no formal agreement entered into (note 3). There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

From 2014-to May 2017, the Group was focused on a multi-dimensional strategy which included legal and other initiatives designed to ward off a pre-emptive regulatory action by the United States Environmental Protection Agency (the “EPA”) under the Clean Water Act (“CWA”). On May 12, 2017, the Group announced that the Pebble Limited Partnership (the “Pebble Partnership”) and the EPA had reached a joint settlement agreement over the federal agency’s pre-emptive regulatory action. As a result of the joint settlement, the Group through the Pebble Partnership, filed documentation for a CWA 404 permit with the US Army Corps of Engineers (“USACE”) on December 22, 2017, thereby initiating federal and state permitting for the Pebble Project under the National Environmental Protection Act (“NEPA”) which documentation was accepted as complete by the USACE in January 2018.

Page |	7

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) that are effective for the Group’s reporting for the year ended December 31, 2017. These Financial Statements were authorized for issue by the Board of Directors on March 28, 2018.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value (notes 2(e)). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Ownership
3537137 Canada Inc. [1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Limited Partnership.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
U5 Resources Inc. [3]	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc.	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL Subco Ltd.	100% (indirect)
Imperial Gold Corporation	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta Minerals Inc.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold Corporation.	100% (indirect)

Page |	8

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes:

1.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Both entities together hold 2,182 claims of the Pebble Project.
3.	Holds 220 claims of the Pebble Project. Subsequent to the reporting date, these claims were sold to Pebble West Claims Corporation.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(e)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (of nominal value) and loans and receivables.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets at fair value through profit or loss. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of cash and cash equivalents and restricted cash (note 6), and amounts receivable (note 5).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

The Group’s cash and cash equivalents and restricted cash are invested in business and savings accounts, guaranteed investment certificates and government treasury bills at major financial institutions and are available on demand by the Group when required and, as such, are subject to an insignificant risk of change in value.

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise of trade and other payables (note 9) and payables to related parties (note 8).

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit or loss, and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Page |	10

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or
●	default or delinquency in interest or principal payments; or
●	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the reporting period.

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities.

(f)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Page |	11

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Exploration and evaluation (“E&E”) assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

●	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
●	title to the asset is compromised;
●	adverse changes in the taxation and regulatory environment;
●	adverse changes in variations in commodity prices and markets; and
●	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

(g)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

Page |	12

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(h)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. The Group has not recorded any impairment charges in the years presented.

(i)	Share Capital, Special Warrants and Warrants

Common shares, special warrants and warrants (notes 7(b)-(c)) are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options, special warrants and warrants are recognized as a deduction from equity, net of any tax effects. Where units comprising of common shares and warrants are issued (note 7(b)), the proceeds and any transaction costs are apportioned between the common shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into common shares, the carrying amount, net of a pro rata share of the transaction costs, is transferred to common share capital.

(j)	Share-based Payment Transactions

Equity-settled share-based Option Plan

The Group operates an equity-settled share-based option plan for its employees and service providers (note 7(d)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the “Equity Reserve”). An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight line basis over the vesting period, with a corresponding increase in the Equity Reserve. The fair value of share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Page |	13

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Deferred Share Unit (“DSU”) Plan

The Group has a DSU plan for its non-executive directors. The Group determines whether to account for DSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of DSUs granted is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability is raised if cash-settled at grant date.

The fair value is estimated using the TSX quoted market price of the Company’s common shares at grant date and expensed over the vesting period as share-based compensation in the statement of loss and comprehensive loss until they are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

Restricted Share Unit (“RSU”) Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity –settled or a liability is raised if cash settled at grant date.

The fair value is estimated using the number of RSUs and the quoted market price of the Company’s common shares at the grant date. It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve. If cash-settled, the expense and liability are adjusted each reporting period for changes in the quoted market value of the Company’s common shares.

(k)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Page |	14

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(l)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial. As a condition for the issue of the Miscellaneous Land Use Permit at the Pebble Project, the Pebble Partnership has posted a bond with the Alaskan regulatory authorities as performance guarantee for any potential reclamation liability (note 6(b)).

(m)	Loss per Share

The Group presents basic and diluted loss per share information for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(n)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is located in Alaska, USA.

(o)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Page |	15

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.	The Group uses the Black-Scholes option pricing model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate. The weighted average assumptions applied are disclosed in note 7(d).
2.	Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of any deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

1.	In terms of IFRS 6, Exploration for and Evaluation of Mineral Resources, management determined that there were no circumstance and facts that indicated that testing the Group’s mineral property interest (“MPI”) for impairment was necessary.
2.	Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) in determining the functional currency of the parent and its subsidiaries, the Group used judgment in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.
3.	The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing and future available financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).
4.	The Group employed judgment in the accounting for the non-refundable early option price installment received by the Group pursuant to the framework agreement with First Quantum Minerals Ltd. (note 3) as a non-current liability at the reporting date as no interest in the Pebble Partnership had been acquired or an option agreement to acquire an interest had been entered into.

(p)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group adopted the following amendments and annual improvements that became effective January 1, 2017:

●	Amendments to IAS 7, Statement of Cash Flows – Disclosure Initiative
●	Amendments to IAS 12, Income Taxes – Recognition of Deferred Tax Assets for Unrealised Losses
●	Annual improvements to IFRS 2014 – 2016 Cycle – Amendments to IFRS 12, Disclosure of Interests in Other Entities

The amendments and annual improvements had no material effect on the Financial Statements.

Early adoption

●	Amendments to IFRS 2, Share-based Payment (“IFRS 2”) – Classification and Measurement of Share-based Payment Transactions

Page |	16

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The amendments to IFRS 2 clarify: a) the accounting for cash-settled share-based payment transactions that include a performance condition and include accounting requirements; b) the classification of share based payment transactions with net settlement features. This amendment provides for an exception for a share-based payment arrangement that is settled on a net basis to be classified as equity-settled in its entirety provided the share-based payment would have been classified as equity-settled had it not included the net settlement feature; and c) the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments are effective for annual periods on or after January 1, 2018 with early application permitted.

The Group has early adopted these amendments and accordingly has classified share-based compensation with a net settlement feature as equity-settled and measured it accordingly (note 7(f)).

(q)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2018

●	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking “expected loss” impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). The standard permits early adoption.

The Group will adopt IFRS 9 at the effective date and anticipates that the adoption will have no material impact on its financial statements given the extent of its current use of financial instruments.

●	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. The standard permits early adoption.

The Group will adopt IFRS 15 at the effective date and anticipates that the adoption will have no material impact on its financial statements as the Group does not generate significant revenue given the Group’s current stage of development of the Pebble Project. The Group will reassess the impact once significant revenue is generated.

Effective for annual periods commencing on or after January 1, 2019

●	IFRS 16, Leases (“IFRS 16”).

The IASB issued IFRS 16 and revised IAS 17 in January 2016. IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the term of the lease is twelve months or less or the underlying asset has a low value. Lessor accounting however remains unchanged from IAS 17 and the distinction between operating and finance leases is retained. IFRS 16 now prescribes the accounting policies and disclosures applicable to leases, both for lessees and lessors.

Page |	17

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group will adopt IFRS 16 at the effective date and anticipates that the adoption will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months.

3.	FRAMEWORK AGREEMENT WITH FIRST QUANTUM MINERALS LTD.

In December 2017, the Group announced the signing of a framework agreement with First Quantum Minerals Ltd. (“First Quantum”). The framework agreement contemplates that an affiliate of First Quantum may subsequently execute an option agreement with the Group. The option agreement contemplates an option payment of US$150 million staged over four years which will entitle First Quantum to acquire the right to earn a 50% interest in the Pebble Partnership for US$1.35 billion. The option period may be extended for up to 2 years by First Quantum making payments to be agreed upon which amounts will be offset against the US$1.35 billion additional investment amount. The Group received a non-refundable early option payment of US$37,500 ($48,308) (“Non-refundable Early Option Price Installment”). The Non-refundable Early Option Price Installment is to be applied solely for the purpose of progressing the permitting of the Pebble Project.

As the entry by First Quantum into the option agreement is contingent upon the completion of due diligence, obtaining necessary regulatory approvals and the successful negotiation of the final form of the option agreement and associated commercial agreements, the Group has recorded the Non-refundable Early Option Price Installment as a non-current payable.

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2017	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$112,541	$881	$113,422
Additions	–	473	473
Ending balance	112,541	1,354	113,895

Accumulated depreciation
Beginning balance	–	(558)	(558)
Depreciation [2]	–	(176)	(176)
Ending balance	–	(734)	(734)

Foreign currency translation difference	20,361	189	20,550

Net carrying value – Ending balance	$132,902	$809	$133,711

Page |	18

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Year ended December 31, 2016	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$112,541	$1,032	$113,573
Dispositions	–	(151)	(151)
Ending balance	112,541	881	113,422

Accumulated depreciation
Beginning balance	–	(481)	(481)
Depreciation [2]	–	(205)	(205)
Eliminated on disposal	–	128	128
Ending balance	–	(558)	(558)

Foreign currency translation difference	29,381	227	29,608

Net carrying value – Ending balance	$141,922	$550	$142,472

Notes to tables:

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2017	2016
Sales tax receivable	$96	$50
Amounts receivable	487	138
Prepaid expenses	411	491
Total	$994	$679

Page |	19

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2017	2016
Business and savings accounts [1]	$62,830	$7,196
Guaranteed Investment Certificates	4,328	–
Total	$67,158	$7,196

Note:

1.	$47,149 of this amount relates to the Non-refundable Early Option Price Installment of US$37,500 received which is to be used solely for progressing permitting at the Pebble Project (note 3).

Supplementary cash flow information

Non-cash investing and financing activities:

In the year ended December 31, 2017:

●	61,500 warrants were exercised into common shares for which payment was received subsequent to the reporting date (note 7(a)); and
●	22,094 common shares were issued to settle the payout of vested RSUs (note 7(f)).

(b)	Restricted Cash

The Group has a cash deposit of US$600 ($757) with a United States financial institution which has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2017, the authorized share capital comprised an unlimited (2016 – unlimited) number of common shares with no par value. As of the reporting date, 308,176,356 common shares were issued and fully paid. A further 61,500 common shares were issued but were delivered and paid for subsequent to December 31, 2017 (note 6(a)).

(b)	Financings and Other

January 2017

The Group completed a bought deal offering (the “Offering”) of 20,240,000 common shares at US$1.85 per common share for gross proceeds of US$37,440 ($49,067). The Offering was completed by way of a prospectus filed in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. After transaction costs of $3,180, including a 5% commission paid to the underwriters, the Group raised net proceeds of $45,887.

Page |	20

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

July 2016

In July 2016, the Group completed a private placement of 4,444,376 units in the capital of the Company, each unit comprising of one common share and one share purchase warrant, at a price of $0.45 per unit for gross proceeds of $2,000. Each share purchase warrant is exercisable into one common share at an exercise price of $0.65 per common share until June 10, 2021. The Group incurred $33 in issuance costs related to regulatory and legal fees. The Group apportioned the gross proceeds and issuance costs between share capital and warrants based on their relative fair values on date of issue. Accordingly, net proceeds of $1,264 was allocated to share capital and $703 to warrants.

June 2016

The Group completed a prospectus offering of 38,000,000 units in the capital of the Company at a price of $0.45 per unit for gross proceeds of approximately $17,100. Each Unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase an additional common share at an exercise price of $0.65 per common share until June 10, 2021. The Group incurred a total of $1,072 in issuance costs related to agents, advisory, regulatory and legal fees. The Group apportioned the gross proceeds and issuance costs between share capital and warrants based on the relative fair values of the common shares and warrants on date of issue. Accordingly, net proceeds of $10,347 was allocated to share capital and $5,683 to warrants.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following tables reconciles warrants and non-employee options (options which are not issued under the Group’s incentive plan (note 7(d)), each exercisable to acquire one common share, for the year ended December 31, 2017 and 2016 respectively:

		Year ended December 31, 2017
Exercise price ($)	Expiry date	Beginning Balance	Issued	Exercised	Expired	Ending Balance

Options issued pursuant to acquisition of Cannon Point [1]
0.37	July 23, 2017	18,800	–	(18,800)	–	–
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	148,050	–	(100,000)	–	48,050
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	82,250	–	–	–	82,250
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	56,400	–	–	–	56,400
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		446,500	–	(118,800)	–	327,700

Warrants issued pursuant to acquisition of Mission Gold [1]
0.55	July 9, 2020	11,288,698	–	(4,163,052)	–	7,125,646
3.00	September 14, 2017	2,871,676	–	(8,952)	(2,862,724)	–
Total		14,160,374	–	(4,172,004)	(2,862,724)	7,125,646

Warrants issued pursuant to financings [3]
0.65	June 10, 2021	39,396,410	–	(11,538,197)	–	27,858,213
Total		39,396,410	–	(11,538,197)	–	27,858,213

Grand Total		54,003,284	–	(15,829,001)	(2,862,724)	35,311,559

Page |	21

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		Year ended December 31, 2016
Exercise price ($)	Expiry date	Beginning balance	Issued	Exercised	Expired	Ending balance

Options issued pursuant to acquisition of Cannon Point [1]
0.29	January 29, 2016	150,400	–	(150,400)	–	–
0.37	January 29, 2016	220,900	–	(61,100)	(159,800)	–
0.40	January 29, 2016	150,400	–	–	(150,400)	–
0.43	January 29, 2016	37,600	–	–	(37,600)	–
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	225,600	–	(77,550)[2]	–	148,050
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	150,400	–	(68,150)[2]	–	82,250
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	75,200	–	(18,800)	–	56,400
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		1,170,300	–	(376,000)	(347,800)	446,500

Warrants issued pursuant to acquisition of Mission Gold [1]
0.55	July 9, 2020	13,801,672	–	(2,512,974)	–	11,288,698
3.00	September 14, 2017	2,871,676	–	–	–	2,871,676
Total		16,673,348	–	(2,512,974)	–	14,160,374

Warrants issued pursuant to financings [3]
0.65	June 10, 2021	–	42,444,376	(3,047,966)	–	39,396,410
Total		–	42,444,376	(3,047,966)	–	39,396,410

Grand Total		17,843,648	42,444,376	(5,936,940)	(347,800)	54,003,284

Notes to tables:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. (“Cannon Point”) and Mission Gold Ltd. (“Mission Gold”) in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company.

2.	The numbers have been revised to correct a disclosure error in 2016 as 56,400 options exercised were incorrectly allocated to options with an expiry of June 30, 2019 instead of options with an expiry of March 10, 2021. There was no impact on loss and loss per share.

3.	Refer to the 2016 prospectus and private placement financings in Note 7(b).

At December 31, 2017, warrants and non-employee options had a weighted average exercise price of $0.63 (December 31, 2016 – $0.75) and a weighted average remaining life of 3.26 years (December 31, 2016 – 4.05 years).

(d)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the “2017 Rolling Option Plan”) is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares including any issuances from the Group’s RSU and DSU plans, calculated from time to time. Pursuant to the 2017 Rolling Option Plan, if outstanding share purchase options (“options”) are exercised and the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

Page |	22

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following summarizes the Group’s options outstanding at the beginning and end of the year:

	2017		2016
Continuity of options	Number of options	Weighted average exercise price ($/option)	Number of options	Weighted average exercise price ($/option)
Beginning balance	15,861,131	0.92	9,755,600	1.27
Granted	5,808,000	1.75	6,806,000	0.49
Expired	(508,100)	2.88	(27,000)	15.44
Exercised	(1,277,200)	1.38	(548,869)	0.92
Forfeited	(36,400)	0.89	(38,000)	0.50
Cancelled	–	–	(86,600)	1.40
Ending balance	19,847,431	1.08	15,861,131	0.92

During the year ended December 31, 2017, the Group granted 133,200 (2016 – 150,000) options to consultants for advisory and administrative consulting services. The Group determined that given the nature of the services being provided and that are continued to be provided, it could not determine the fair value of these services reliably. As a consequence, the Group estimated that the value of these services approximated the fair value of the options granted measured using the Black-Scholes option pricing model which at December 31, 2017 amounted to $90 (2016 – $107).

For options granted in the year ended December 31, 2017, the weighted average fair value was estimated at $1.19 (2016 – $0.46) per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions	2017	2016
Risk-free interest rate	1.54%	0.54%
Expected life	4.51 years	4.73 years
Expected volatility [1]	93.82%	82.89%
Grant date share price	$1.74	$0.67
Expected dividend yield	Nil	Nil

Note:

1.	Expected volatility is based on historical volatility of the Company’s closing share price on the TSX.

Page |	23

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Details of options exercised during each year were as follows:

Year ended December 31, 2017
Month	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2017	502,200	1.60	3.70
February 2017	484,000	1.65	3.15
April 2017	15,000	0.89	2.03
May 2017	223,000	0.51	2.40
July 2017	10,000	0.50	1.78
September 2017	3,000	0.50	2.28
November 2017	40,000	0.50	2.56
	1,277,200	1.38	3.19

Year ended December 31, 2016
Month	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
August 2016	10,000	0.49	0.96
September 2016	46,667	0.50	1.00
October 2016	60,000	0.50	0.97
November 2016	271,668	1.20	1.56
December 2016	160,534	0.74	2.44
	548,869	0.92	1.70

Page |	24

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following tables summarize information about the Group’s options as at December 31, 2017 and 2016:

Options outstanding	2017		2016
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	3.21	600,000	4.21
0.49	6,058,000	3.26	6,147,000	4.25
0.50	3,107,831	2.30	3,266,831	3.23
0.72	200,000	1.71	200,000	2.71
0.89	1,125,000	1.29	1,180,500	2.20
1.75	5,796,600	4.09	–	–
1.77	3,110,000	1.16	3,991,800	1.71
3.00	–	–	475,000	0.49
	19,847,431	2.89	15,861,131	3.11

Options exercisable	2017		2016
Exercise prices ($)	Number of options exercisable	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average remaining contractual life (years)
0.48	450,000	3.21	200,000	4.21
0.49	4,001,340	3.26	2,009,670	4.28
0.50	3,107,831	2.30	2,074,676	3.27
0.72	200,000	1.71	200,000	2.71
0.89	1,099,998	1.29	1,113,498	2.22
1.75	1,936,000	4.08	–	–
1.77	3,110,000	1.16	3,991,800	1.71
3.00	–	–	475,000	0.49
	13,905,169	2.51	10,064,644	2.61

(e)	Deferred Share Units (“DSUs”)

The Group has a DSU plan approved by the Group’s shareholders in 2015 which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and also provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 2% of the issued and outstanding common shares ("Shares") from time to time provided the total does not result in the total Shares issuable under all the Group’s share-based compensation plans (i.e. including Share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding Shares. DSUs are payable when the non-executive director ceases to be a director including in the event of death. DSUs may be settled in Shares issued from treasury, by the delivery to the former director of Shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

In the year ended December 31, 2017, there were no new grants of DSUs. At December 31, 2017, a total of 458,129 DSUs were outstanding (2016 – 458,129).

Page |	25

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Restricted Share Units (“RSUs”)

The Group’s RSU plan which was approved by the Group’s shareholders, allows the Board to grant employees, executive directors and consultants RSUs from time to time. The RSUs are granted conditionally and entitle the recipient to receive one share (or the cash equivalent) upon attainment of a time-based vesting period. The RSU plan limits the aggregate number of RSUs outstanding to 3% of the issued and outstanding Shares from time to time provided the total does not result in the total Shares issuable under all the Group’s share-based compensation plans (i.e. including Share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding Shares. RSUs can be settled by the Group at its discretion in Shares issued from treasury, by the delivery of Shares purchased by the Group in the open market, payment in cash or in any combination thereof.

The following summarizes the Group’s RSUs outstanding at the beginning and end of the year:

	2017		2016
Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance	639,031	0.69	–	–
Granted [2,3]	542,371	2.24	639,031	0.69
Cash-settled [1]	(639,031)	0.69	–	–
Withheld [3]	(13,782)	2.23	–	–
Shares issued [3]	(22,094)	2.23	–	–
Ending Balance	506,495	2.24	639,031	0.69

Notes

1.	On July 11, 2017, 639,031 RSUs granted to the Group’s Board Chair, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) vested. The Group settled the equity obligation by making a cash payment of $1,098 based on the 5 day average of TSX closing prices for the Company’s common shares up to July 11, 2017 of $1.72 per RSU pursuant to the terms of the RSU Plan. This payment has been recognized as a decrease in the equity-settled share-based compensation reserve in equity (“SBC Reserve”). In the year ended December 31, 2017, the Group recognized $232 (2016 – $209) as share-based compensation with a corresponding increase in the SBC Reserve.

2.	On July 27, 2017, the Group’s Compensation Committee approved a 2016 executive short term incentive bonus/compensation of $951 to the Group’s Board Chair, CEO and CFO payable through a combination of cash and RSUs. Of the total compensation, $190 was paid in cash with the balance paid by the grant of 434,742 RSUs. The RSUs have a one year term and vest on July 28, 2018. The Group has determined that this grant should be accounted for as cash-settled given the cash settlement of the previous grant to the same individuals (see 1 above). Accordingly, during the year ended December 31, 2017, the Group recognized $419 as share-based compensation with a corresponding increase in a RSU liability for this grant based on the TSX closing price of the Company’s common shares as of the reporting date. At the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the TSX closing price for common shares multiplied by the number of RSUs that will vest and be converted into common shares, and amortized over the vesting period of the RSUs, with any change in fair value charged to share-based compensation.

3.

On September 15, 2017, the Group granted 107,629 RSUs to the CEO of the Pebble Limited Partnership ("PLP CEO") with the following vesting terms: 1/3 vested on grant date; 1/3 vest 1 year from grant date; and 1/3 vest 2 years from grant date. The RSU terms also stipulate that settlement is to be paid out in common shares and the RSUs have a net settlement feature for withholding tax obligations. The Group has treated these RSUs in their entirety as equity-settled as a result of early adopting the amendments to IFRS 2 (note 2(p)). The fair value of the RSUs granted was $240 based on the TSX closing price for the Company’s shares at date of grant. With the first tranche of 35,876 RSUs that vested on date of grant, 13,782 RSUs were withheld to settle and pay the PLP CEO’s tax obligations of $30 and the balance of 22,094 RSUs were issued to the PLP CEO as common shares. The Group has recognized $115 as share-based compensation with a corresponding increase in the SBC Reserve during the year ended December 31, 2017.

Page |	26

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(g)	Foreign Currency Translation Reserve

	December 31	December 31
	2017	2016
Beginning balance	$36,233	$40,479
Foreign exchange translation differences incurred:
Loss on translation of foreign subsidiaries	(8,299)	(4,246)
Ending balance	$27,934	$36,233

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency into the Group’s presentation currency (the Canadian dollar).

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	December 31	December 31
	2017	2016
Payables to related parties
Hunter Dickinson Services Inc. (b)	$540	$240
Key management personnel (a)	93	–
RSU liability (a)	419	–
	$1,052	$240

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel (“KMP”)

The aggregate value of transactions with KMP, being the Group’s directors and officers including the Chief Financial Officer ("CFO"), Company Secretary, Senior Vice President ("SVP") Corporate Development, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management, the CEO, Executive VP, Public Affairs, SVP, Corporate Affairs, VP, Permitting and Chair of Pebble Mines Corp ("PMC Chair"), was as follows for the year ended December 31, 2017 and 2016:

Transactions	2017	2016 [5]
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$3,306	$2,274
Amounts paid and payable to KMP [2]	2,438	2,262
Bonuses paid to KMP [3]	1,660	–
	7,404	4,536
Share-based compensation [4]	4,650	2,428
Total compensation	$12,054	$6,964

Page |	27

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes to previous table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in 2 below, are employed by the Group through Hunter Dickinson Services Inc. (“HDSI”) (refer (b)).

2.	Represents short term employee benefits, including salaries and director’s fees paid and payable to the Group’s independent directors, PLP CEO, PMC Chair and PLP EVP, SVP and VP.

3.	Performance bonuses were paid to the PLP CEO for the 2015 and 2016 fiscal years, incentive bonuses were paid or payable to the SVP, Corporate Development, VP, Engineering (payable to HDSI) and the PLP VP Permitting. In addition, the Group’s CEO and CFO were paid an incentive bonus/compensation for 2016.

4.	Includes cost of DSUs, RSUs and share purchase options issued during the period.

5.	In the year ended December 31, 2016, the amounts paid and payable to KMP have been revised to correct for a non-material disclosure omission. This omission had no effect on the Statement of Loss and Comprehensive Loss and loss and diluted loss per share.

During the year ended December 31, 2017, the Group settled vested KMP RSUs by making an aggregate cash payment of $1,098 (note 7(f)) (2016 – $nil) and 218,800 (2016 – Nil) options were exercised by KMP with a weighted average exercise price of $0.47 and a weighted average market price on exercise of $2.36 for proceeds to the Group of $103.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the year ended December 31, 2017, and 2016, the aggregate value of transactions were as follows:

Transactions	2017	2016
Services rendered by HDSI:	$5,219	$3,584
Technical	2,329	1,157
Engineering	741	83
Environmental	736	375
Socioeconomic	699	660
Other technical services	153	39
General and administrative	2,890	2,427
Management, corporate communications, secretarial, financial and administration	2,225	1,908
Shareholder communication	665	519
Reimbursement of third party expenses	658	499
Conferences and travel	309	175
Insurance	62	54
Office supplies and information technology	287	270

Total value of transactions	$5,877	$4,083

Page |	28

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2017	2016
Trade [1]	$10,268	$1,260
Total	$10,268	$1,260

Non-current liabilities
Trade [1]	$6,650	$-
Total	$6,650	$-

Notes:

1.	Legal fees

As a result of the joint settlement with the EPA announced in May 2017, the Company’s legal counsel are due US$16,602 in additional legal fees of which US$15,867 is payable in three annual instalments of US5,289 and the balance of US$735 is payable within the year. The first annual instalment was paid in December 2017. The next two annual instalments of $6,650 (US$5,289) are payable in December 2018 and 2019 and have been included in current and non-current payables respectively. Of the balance of US$735, US$100 was paid in December 2017. The remaining balance of US$635 ($798) has been included in current payables.

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following for the year ended December 31, 2017 and 2016:

	2017	2016
Loss attributable to common shareholders	$64,865	$26,982
Weighted average number of common shares outstanding (000s)	300,511	246,161

Page |	29

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Diluted loss per share does not include the effect of 19,847,431 (2016 – 15,861,131) employee share purchase options outstanding, 35,311,559 (2016 – 54,003,284) non-employee share purchase options and warrants, 458,129 DSUs and 506,495 RSUs as they are anti-dilutive.

11.	EMPLOYMENT COSTS

During the year ended December 31, 2017, the Group recorded $16,342 (2016 – $10,626) in salaries and benefits, including share-based payments of $5,858 (2016 – $2,995) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 8(b)).

12.	INCOME TAX EXPENSE

Year ended December 31
	2017	2016
Current tax (recovery) expense

Current year (recovery) expense	$–	$–
Current income tax (recovery) expense	$–	$–

Deferred income tax (recovery) expense

Current year (recovery) expense	$–	$–
Deferred income tax (recovery) expense	$–	$–

	Year ended December 31
Reconciliation of effective tax rate	2017	2016

Net loss	$(64,865)	$(26,982)
Total income tax (recovery) expense	–	–
Loss excluding income tax	(64,865)	(26,982)
Income tax using the Company’s domestic tax rate	(16,865)	(7,015)
Non-deductible expenses and other	(1,914)	512
Change in tax rates	(2,950)	–
Deferred income tax assets not recognized	21,729	6,503
	$–	$–

The Company’s domestic tax rate for the year was 26% (2016 – 26%).

	December 31	December 31
Deferred income tax assets (liabilities)	2017	2016
Tax losses	$2,617	$3,214
Net deferred income tax assets	2,617	3,214
Resource property/investment in Pebble Partnership	(2,472)	(3,191)
Equipment	(145)	(23)
Net deferred income tax liability	$–	$–

Page |	30

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group had the following temporary differences at December 31, 2017 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	4,795
After five years	129,239	–	–
No expiry date	78	101,303	196
Total	$129,317	$101,303	$4,991

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $8.7 million (2016 – $7.8 million) which was not recognized because the Group controls the reversal of liabilities and it is expected it will not reverse in the foreseeable future.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group when required. Amounts receivable (note 5) include receivable balances with government agencies and refundable deposits. The following is the Group’s maximum exposure:

	December 31	December 31
Exposure	2017	2016
Amounts receivable	$487	$138
Restricted cash	757	–
Cash and cash equivalents	67,158	7,196
Total exposure	$68,402	$7,334

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts and guaranteed investment certificates (note 6(a)).

The Group’s financial liabilities are comprised of trade and other payables (note 9) and payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

Page |	31

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group’s US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	December 31	December 31
	2017	2016
Financial assets:
Amounts receivable	$552	$326
Cash and cash equivalents and restricted cash	60,083	2,232
	60,635	2,558
Financial liabilities: Trade and other payables	(16,845)	(652)
Net financial (liabilities) assets exposed to foreign currency risk	$(43,790)	$1,906

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $4,379 (2016 – $191) in the year. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $136 (2016 – $73).

(e)	Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group’s approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Page |	32

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of December 31, 2017:

	Less than 1 Year		Between 1 and 5 years		Later than 5 years		Total
Anchorage office lease [1]	US$	179	US$	765	US$	–	US$	944
Pebble Project site leases [2]		115		–		–		115
Total	US$	294	US$	765	US$	–	US$	1,059
Total in Canadian dollars [3]		$370		$961		$–		$1,331

Notes:

1.	Lease which expires November 30, 2022.

2.	The Group has leases for a hangar at site and core storage. The hanger lease expires May 1, 2018 and the core yard lease expires June 1, 2018.

3.	Converted at the Wall Street Journal closing rate of $1.2573 per US$1 on December 31, 2017.

(b)	Legal Proceedings

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act. The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continue to litigate and filed an amended complaint. The Company filed a motion to dismiss the complaint and the plaintiffs have filed a motion opposing the dismissal to which the Company replied in March 2018. The Company believes that the allegations in the existing complaint are without merit, and it intends to defend itself vigorously in the Diaz action.

Page |	33